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[redacted]

13010982

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | .....12.00 |

SEC Mail Processing Section
FEB 27 2013
Washington DC
400

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67348 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PAF SECURITIES, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**601 Brickell Key Drive, Suite 604**
(No. and Street)

**Miami** (City) **Florida** (State) **33131** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**George P. E. Ten Pow** **305-577-9799**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Marcum LLP**
(Name - if individual, state last, first, middle name)

**450 East Las Olas Blvd., Ste 950** (Address) **Ft. Lauderdale** (City) **Florida** (State) **33301** (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# PAF SECURITIES, LLC

## FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2012

## Affirmation

I, Benjamin S. A. Moody, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of PAF Securities, LLC as of December 31, 2012, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director
Title

Subscribed and sworn to before me on this _25_ day of February 2013.

Notary Public

Notary Public State of Florida
Arlene Wong
My Commission EE028175
Expires 10/05/2014

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PAF SECURITIES, LLC

## CONTENTS

## INDEPENDENT AUDITORS' REPORT

To the Members
**PAF Securities, LLC**

### *Report on the Financial Statements*

We have audited the accompanying statement of financial condition of PAF Securities, LLC (the "Company") as of December 31, 2012, and the related statements of operations, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



MARCUMGROUP
MEMBER

**Marcum LLP** ■ One Southeast Third Avenue ■ Tenth Floor ■ Miami, Florida 33131 ■ **Phone** 305.995.9600 ■ **Fax** 305.995.9601
**marcumllp.com**

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PAF Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II and III on pages 8-10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Fort Lauderdale, FL
February 25, 2013

# PAF SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2012

| | | |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 165,826 | |
| Accounts receivable | 5,693 | |
| Other assets | 36,862 | |
| **Total Current Assets** | | $ 208,381 |
| **Liabilities and Members' Equity** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 17,476 | |
| Deferred revenue | 33,333 | |
| **Total Current Liabilities** | | $ 50,809 |
| **Members' Equity** | | 157,572 |
| **Total Liabilities and Members' Equity** | | $ 208,381 |

***The accompanying notes are an integral part of these financial statements.***

# PAF SECURITIES, LLC

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| **Revenues** | | |
| Success fees | $ 770,000 | |
| Retainer fees | 1,106,667 | |
| Parent fees | 2,000 | |
| | | $ 1,878,667 |
| **Expenses** | | |
| General and administrative expenses | | 1,486,291 |
| **Net Income** | | $ 392,376 |

***The accompanying notes are an integral part of these financial statements.***

# PAF SECURITIES, LLC

## STATEMENT OF MEMBERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2012

| | |
|---|---|
| **Balance** - December 31, 2011 | $ 7,650 |
| Members' distributions | (409,500) |
| Termination payment obligation reversed | 167,046 |
| Net income | 392,376 |
| **Balance** - December 31, 2012 | $ 157,572 |

***The accompanying notes are an integral part of these financial statements.***

# PAF SECURITIES, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net income | | $ 392,376 |
| Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities: | | |
| Receipt of third-party stock for services provided | $ (25,000) | |
| Changes in operating assets and liabilities: | | |
| Decrease in accounts receivable | 52,109 | |
| Increase in prepaid expenses | (3,839) | |
| Decrease in accounts payable | (2,486) | |
| Increase in unearned retainer fees | 33,333 | |
| **Total Adjustments** | | 54,117 |
| **Net Cash Provided By Operating Activities** | | 446,493 |
| **Cash Flows From Financing Activities** | | |
| Member distributions | | (384,500) |
| **Net Increase In Cash and Cash Equivalents** | | 61,993 |
| **Cash and Cash Equivalents** - Beginning | | 103,833 |
| **Cash and Cash Equivalents** - Ending | | $ 165,826 |
| **Supplemental Schedule of Non-Cash Financing Activities:** | | |
| Member distributions in form of third-party stock | | $ 25,000 |

***The accompanying notes are an integral part of these financial statements.***

### NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

***ORGANIZATION AND NATURE OF BUSINESS***

PAF Securities, LLC (the Company) is a broker-dealer which became registered with the Securities and Exchange Commission (SEC) and also became a member of the Financial Industry Regulatory Authority (FINRA) on November 24, 2006. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

The Company does not hold customer funds or securities or owe money or securities to customers.

***REVENUE RECOGNITION***

Revenue is recorded when services have been performed. The Company enters into retainer agreements with its customers, which provide for monthly billings for months in which services have been performed. The retainer agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition, restructuring or capital raising transaction.

***CASH EQUIVALENTS***

For purposes of reporting cash flows, cash equivalents are demand accounts balances with banks with an original maturity of three months or less.

***USE OF ESTIMATES***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

***SUBSEQUENT EVENTS***

The Company has evaluated subsequent events through the date the financial statements are issued.

### NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2012 was $115,017, which was $110,017 in excess of its required net capital of $5,000.

### NOTE 3 - INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the members are responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2012.

### NOTE 4 - RELATED PARTY TRANSACTIONS

*EXPENSE SHARING AGREEMENT*

On September 1, 2012, the Company entered into an Expense Sharing Agreement with its Parent Company for whom it performs basic record keeping and administrative functions. A monthly charge of $500 is assessed for this service.

# PAF SECURITIES, LLC

## SUPPLEMENTARY INFORMATION

## FOR THE YEAR ENDED DECEMBER 31, 2012

# PAF SECURITIES, LLC

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2012

| | |
|---|---|
| **Total Assets** | $ 208,381 |
| Less: Total Liabilities | 50,809 |
| **Net Worth** | 157,572 |
| Add: Allowable Credits | -- |
| **Total Capital and Allowable Liabilities** | 157,572 |
| Less: Non-Allowable Assets | 42,555 |
| **Net Capital** | 115,017 |
| Net Capital Required - Greater of $5,000 or 6.666% of Aggregate Indebtedness | 5,000 |
| **Excess Net Capital** | $ 110,017 |
| **Aggregate Indebtedness** | $ 50,809 |
| **Ratio: Aggregate Indebtedness to Net Capital** | 0.442 |

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2012, and the above calculation.

*See Independent Auditors' Report.*

# PAF SECURITIES, LLC

## SCHEDULE II

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2012

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2012.

*See Independent Auditors' Report.*

# PAF SECURITIES, LLC

## SCHEDULE III

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2012

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2012.

***See Independent Auditors' Report.***

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
**PAF Securities, LLC**

In planning and performing our audit of the financial statements of PAF Securities, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from



MARCUMGROUP
MEMBER

**Marcum LLP** ■ One Southeast Third Avenue ■ Tenth Floor ■ Miami, Florida 33131 ■ **Phone** 305.995.9600 ■ **Fax** 305.995.9601
**marcumllp.com**

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. *A significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

Marcum LLP

Fort Lauderdale, FL
February 25, 2013

MARCUM

ACCOUNTANTS ▲ ADVISORS

# PAF SECURITIES, LLC

## AGREED-UPON PROCEDURES

## FOR THE YEAR ENDED DECEMBER 31, 2012

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Managing Director
**PAF Securities, LLC**
601 Brickell Key Drive, Suite 604
Miami, Florida 33131

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by PAF Securities, LLC's and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority ("collectively, the Specified Parties"), solely to assist you and the other specified parties in evaluating PAF Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). PAF Securities, LLC's management is responsible for PAF Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (see attached schedule) with respective cash disbursement records entries and checks #2720 and #2922 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Fort Lauderdale, FL
February 25, 2013

# PAF SECURITIES, LLC

## SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

### FOR THE YEAR ENDED DECEMBER 31, 2012

| Period Covered | Date Paid | Amount |
|---|---|---|
| **General Assessment Reconciliation for the Year** | | |
| **January 1, 2012 to December 31, 2012** | | $ 4,691 |
| **Payment Schedule** | | |
| SIPC-6 | 07/19/2012 | 2,330 |
| SIPC-7 | 01/24/2013 | 2,361 |
| **Balance Due** | | $ -- |

***See independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.***

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067348 FINRA DEC
PAF SECURITIES LLC 15*15
601 BRICKELL KEY DR STE 604
MIAMI FL 33131-2849

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,691.00

B. Less payment made with SIPC-6 filed (exclude interest) ( 2,330.00 )
07-10-2012
Date Paid

C. Less prior overpayment applied ( -0- )

D. Assessment balance due or (overpayment) 2,361.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,361.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,361.00

H. Overpayment carried forward $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

P.A.F. SECURITIES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

C.F.O & FINOP
(Title)

Dated the 18 day of JAN , 20 13 .

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $1,878,667 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | —0— |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ADMINISTRATIVE COST RECOVERED FROM AFFILIATE (Deductions in excess of $100,000 require documentation) | 2,000 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 2,000 |
| 2d. SIPC Net Operating Revenues | $1,876,667 |
| 2e. General Assessment @ .0025 | $4,691 |

(to page 1, line 2.A.)

MARCUM

ACCOUNTANTS ▲ ADVISORS